Election of the Chairman Date of events: 2013/06/25 Contents:

1.	Date of the board of directors resolution or date of occurrence of the change: 2013/06/25

2.	Name and resume of the replaced chairman: Yen-Sung Lee, the Chairman of Chunghwa Telecom,

Ph. D. in Information Engineering, National Chiao Tung University

3. Name and resume of the new chairman: Yen-Sung Lee, the Chairman of Chunghwa Telecom, Ph. D. in Information Engineering, National Chiao Tung University

4. Type of the change (please enter: “resignation”, “position adjustment”, “conge”, “tenure expired” or “new appointment” ): tenure expired and new appointment

5.	Reason for the change: Resolution of the 7th term of board

6.	Effective date of the new appointment:2013/06/25

7.	Any other matters that need to be specified: None